

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2010

Peter G. Humphrey
President, Chief Executive Officer and Director
Financial Institutions, Inc.
220 Liberty Street
Warsaw, New York 14569

> **Re:** **Financial Institutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-13888**

Dear Mr. Humphrey:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

Sincerely,

Mark Webb
Legal Branch Chief